FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2007

Goldcorp Inc. (Translation of registrant's name into English)
Suite 3400 - 666 Burrard St. Vancouver, British Columbia V6C 2X8 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	[ ]	No	[X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: February 14, 2007	/s/Anna M. Tudela
Name: Anna M. Tudela
Title: Director, Legal and Assistant Corporate Secretary

Suite 3400 - 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange: GG

GOLDCORP RESTATES US GAAP NOTE DISCLOSURE FOR NON-CASH CHARGES

(All figures are in US dollars unless stated otherwise)

Vancouver, British Columbia - February 14, 2007 - GOLDCORP INC. (GG:NYSE; G:TSX) Regulatory authorities have provided the Company with their interpretation of the US accounting rules contained in the Statement of Financial Accounting Standards (“SFAS”) 133, Accounting for Derivative Instruments and Hedging Activities which determines the US accounting treatment of the Company’s share purchase warrants.

The Company reports in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and provides note disclosure in its financial statements with respect to a reconciliation of Canadian GAAP to US generally accepted accounting principles (“US GAAP”). Under Canadian GAAP, share purchase warrants are accounted for as equity. The interpretation under US GAAP requires that when a Company’s share purchase warrants have an exercise price denominated in a currency other than a company’s functional currency, those share purchase warrants must be fair valued with any resulting gains or losses being included in the calculation of US GAAP earnings. In these circumstances a loss (gain) would be recorded by the Company when the value of the share purchase warrants increases (decreases).

As a result of this interpretation, Goldcorp is required to restate the US GAAP note included in its financial statements for the years ended December 31, 2003, 2004 and 2005 and for the first quarter of 2006.

This restatement only pertains to the Company’s US GAAP reconciliation note disclosure, due to the mark-to-market losses/gains arising from the fair valuation of these share purchase warrants. The effect of the restatement is as follows; an earnings decrease of $11 million in 2003, an increase of $7 million in 2004, a decrease of $418 million in 2005 and a decrease of $458 million in the first quarter of 2006. In June of 2006, substantially all the share purchase warrants were exercised, resulting in the cumulative impact of the mark-to-market movements, as noted above, being reclassified into shareholder’s equity for US GAAP purposes. For the period April 1 to December 31, 2006, the Company will include in its US GAAP note disclosure as a reconciling item an additional $83 million in losses relating primarily to the 8.4 million share purchase warrants which were issued in June of 2006. The share purchase warrants trade actively on both the Toronto and New York stock exchanges.

The Financial Accounting Standards Board (“FASB”) has initiated a project to determine the accounting treatment for convertible debt with elements of foreign currency risk. This project is expected to provide further US GAAP guidance in respect of accounting for share purchase warrants.

“Goldcorp’s previously reported financial results have not changed. These are non-cash charges that do not impact the Company’s operations. The regulatory authorities have just recently provided us with their interpretation of some very complex US accounting rules affecting a note disclosure in our previously reported financial statements. Reflecting our commitment to transparent financial reporting, we are providing that restatement information to the market today. We also plan to work with the FASB to resolve this interpretation of US GAAP pertaining to our share purchase warrants,” stated Kevin McArthur, Goldcorp’s Chief Executive Officer.

Goldcorp is one of the world’s lowest cost and fastest growing multi-million ounce gold producers with operations throughout the Americas.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to currency exchange rate fluctuations. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, such as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2005, available on SEDAR at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit		Melanie Pilon
Vice President, Investor Relations		Director, Investor Relations
Goldcorp Inc.		Goldcorp Inc.
Telephone: (604) 696-3074		Telephone: 604-696-3024
Fax: (604) 696-3001		Fax: (604) 696-3001

e-mail: info@goldcorp.com
website: www.goldcorp.com